Annual Report 2002





Novel









Needed











Inspired



INSPIRE PHARMACEUTICALS, INC.







Key Achievements in 2002

Positive results in six clinical trials and successful discussions with the FDA were the highlights of our 2002 achievements

2002 was a challenging year and ultimately a very successful one. After a disappointing study result in our dry eye program at the beginning of the year, we refocused our resources and achieved multiple successful outcomes in our major programs throughout the remainder of the year.

diquafosol tetrasodium (INS365 Ophthalmic) for Dry Eye: In January, we reported that we failed to achieve statistical significance on the primary endpoint in our first Phase III trial of diquafosol, study 03-104, due in part to a baseline imbalance in the study and in part to a higher-than-expected placebo effect. These factors were less notable in the second Phase III trial, study 03-105, and in June we reported that we achieved a highly statistically significant result on the primary objective endpoint for the study, corneal staining. In April 2002, we launched an additional Phase III trial, study 03-108, and in October we met with the Food and Drug Administration (FDA) to review the complete clinical package to-date (one Phase II trial and two Phase III trials). Following this meeting, we announced plans to submit a New Drug Application (NDA) in 2003. In January 2003, we held a successful pre-NDA meeting with the FDA and targeted a mid-2003 timeframe for the NDA submission.

In December, the FDA approved Restasis™, the first pharmacologically active prescription product for dry eye. This product was developed by our partner Allergan and is scheduled for launch in the second quarter of 2003. We will receive royalties on sales of Restasis™ beginning one year after launch and have the right to co-promote Restasis™ in the United States.

INS37217 Intranasal for Allergic Rhinitis: 2002 was a very productive year for our allergic rhinitis program. After reporting a successful Phase I/II study in March, we launched two Phase II studies, one in perennial allergic rhinitis (PAR) and one in the common cold. Positive top-line results from these studies were reported in August and November, respectively. A 630-patient Phase III trial in PAR was launched in December. This study was enrolled rapidly, with all patients entered within three months of initiation.

INS37217 Respiratory for Cystic Fibrosis: In October, we reported positive results from our Phase I/II trial in cystic fibrosis and announced a collaboration with Cystic Fibrosis Foundation Therapeutics for majority funding of the next study—a Phase II trial in approximately 90 cystic fibrosis patients. We also received Fast Track designation from the FDA in 2002, in addition to the Orphan Drug Status designation received in 2001 for this program.

Promising Clinical Pipeline

Dry Eye

Allergic Rhinitis



Cystic Fibrosis

Retinal Disease

Our clinical programs offer novel approaches for treating diseases

Lung Cancer Diagnostic

INS37217 Ophthalmic for Retinal Disease: In October, we reported positive results in our Phase I/II study in patients with retinal detachment and began planning for a Phase II study to be launched in 2003.

INS316 Respiratory for Lung Cancer Diagnosis: Enrollment reached 473 patients in our Phase III program in 2002 and we continue to identify and implement strategies for increasing the speed of enrollment for this program. An interim analysis will be conducted in the first half of 2003 to determine whether the program will be continued.

INS365 Respiratory for Chronic Bronchitis: In November, we made a decision to discontinue the development program in chronic bronchitis, and our Japanese partner Kissei Pharmaceuticals returned to Inspire the rights to INS365 Respiratory in Japan.

Scientific Presentations: We presented more than 20 poster and podium presentations at scientific meetings and conferences in 2002. We expanded our technology platform to target non-$P2Y_2$ receptors that show therapeutic promise, including $P2Y_{12}$. We have an active discovery program in anti-platelet therapy. Of the abstracts presented in 2002, more than half were in areas of new therapeutic interest.

Partnerships: In addition to our partnership with Allergan, we continued to work effectively with our two Japanese partners, Santen Pharmaceutical Company and the Pharmaceutical Division of the Kirin Brewery Company. Santen completed in 2002 a Phase I study of diquafosol for dye eye in Japan, and in 2003 intends to launch a Phase II program.

Fiscal Responsibility: We continued to keep a tight rein on operating expenses. We reduced expenses in 2002 by 11% compared to 2001 by refocusing resources on our high-value, near-term opportunities.

To Our Shareholders:

Two major opportunities lie at our doorstep in 2003: A dry eye NDA submission and the development of a first-in-class approach to the treatment of allergic rhinitis. These are our top two priorities for the coming year.

It was clear from the earliest days of 2002 that we had much to prove over the course of the year. We had to prove that our technology could yield successful and meaningful clinical outcomes. We had to prove that we were more than just a dry eye company. We had to prove that we had the skill and experience to overcome regulatory hurdles. As the year progressed, we did prove these things, and more.

At the beginning of 2002, we had before us an uphill road. Our first Phase III dry eye trial, reported in January, was technically a failed study, although a close look at the data convinced us that the program held much promise. From that difficult month forward, we did what Inspire does best—we applied our can-do attitude, unstoppable spirit and depth of experience to getting the dry eye program back on track and aggressively driving forward our promising program in allergic rhinitis. We cut our operating expenses by 11% by putting one clinical program and one pre-clinical program on hold, and directed the bulk of our resources to the five clinical programs that we believed held the greatest near-term promise. The fruits of these efforts became evident throughout the year as we announced positive results in six clinical trials—three Phase I/II trials, two Phase II trials and one Phase III trial. We progressed the allergic rhinitis program from Phase I/II results in March to launch of a large, multi-center Phase III trial in patients with perennial allergic rhinitis (PAR) in December. This 630-patient trial, now ongoing, was fully enrolled in only three months. Most notably, we worked closely with the FDA to achieve clarity on the clinical requirements for the dry eye NDA and announced plans to submit the NDA for diquafosol in mid-2003. Our successes in this especially noteworthy year were the direct result of uncommon effort and commitment on the part of our 57-member staff. As we have worked this past year to prove our worth to our shareholders, our employees have clearly proven their value and dedication to Inspire. As a team, we are well prepared for the challenges of 2003.

Inspire's First NDA—Targeted for Submission Mid-Year

In 1997, Inspire scientists conducted a pre-clinical study that demonstrated that INS365, a compound discovered and synthesized at Inspire, activated $P2Y_2$ receptors on and around the eye, and increased overall tear secretion. Five and one-half years later, we are on the brink of submitting an NDA for this innovative potential treatment for dry eye.





Following a successful pre-NDA meeting with the FDA held in January 2003, our experienced NDA team set their sights on a mid-2003 submission of a high-quality NDA for diquafosol tetrasodium ophthalmic solution. We plan to report soon top-line results from an on-going Phase IIIb trial of diquafosol in dry eye patients. While the results of this trial are likely to be of interest to ophthalmologists and the scientific community, the study will not be included in the NDA submission. Safety data from the study will be submitted to the FDA as part of the required 120-day safety update.

Dry eye affects over 30 million people in the eight major pharmaceutical markets. Most patients rely on artificial tears to relieve symptoms. In December 2002, we were delighted to see the approval of Restasis™, a product developed by our partner Allergan, and the first pharmacologically active prescription treatment for chronic dry eye disease. Inspire will receive royalties on the sales of Restasis™ beginning one year after launch. Restasis™ and diquafosol are complementary products, and Inspire has the right to co-promote both products in the United States. Beginning in the second half of 2003, we plan to build a specialty ophthalmology salesforce to co-promote these two products, and potentially to co-promote one or more of Allergan's other marketed products. The addition of this specialty force will allow us to maximize the value of diquafosol, and will be the first step in building the marketing and sales capability that could allow us to retain the commercial rights to our future products.

Continued Rapid Development of a Potential Breakthrough Product for Allergic Rhinitis

One of our most significant milestones in 2003 will come in the second quarter of the year, when we expect to have top-line results in our first Phase III clinical trial of INS37217 Intranasal in patients with perennial allergic rhinitis. Allergic rhinitis is a very prevalent disorder, affecting nearly 150 million people in the world's major pharmaceutical markets. More than 35% of these patients seek treatment, yet current therapies do not always provide adequate relief and may cause undesirable side effects. Allergic rhinitis results from exposure to allergens, and can affect people at specific times of the year (seasonal allergic rhinitis, or SAR) or year-round (perennial allergic rhinitis, or PAR). Based on the data from our positive Phase I and II trials in 2002, we believe that this potential product could be important in treating both forms of allergic rhinitis, and

Building on Success



may provide relief of common symptoms without the side effects sometimes associated with other allergic rhinitis therapies. If our first Phase III trial shows promise, we expect to conduct two additional Phase III trials, one in PAR and one in SAR, in the next 12-18 months. Continuing to aggressively drive the development in our allergic rhinitis program is one of our top priorities for 2003.







"As we prudently grow our internal capability in sales, marketing and technical operations, we intend to grow in tandem the share of the value we retain from our products"

Our ability to move this program forward with such speed is due to three critical factors:

- We are able to enroll our clinical trials rapidly due in part to the large number of patients who have allergic rhinitis and are seeking an improved treatment;
- Our senior staff in Development are highly experienced in development of products in this therapeutic area, having been involved in the development and ultimate approval of currently marketed products for allergic rhinitis; and
- Our culture promotes high efficiency and low bureaucracy—we have a team of well-qualified people who know how to discover and develop drugs, and we give them the freedom and autonomy to get the job done.

Our Strategy for Growth: The Vision is Becoming a Reality

As our pipeline has grown in value and our technology has expanded to include new receptor targets, we have steadfastly pursued a strategy for growth that is now yielding successful outcomes:

We aggressively develop our top product candidates. We achieve this by running well-designed, efficient clinical programs with input from top therapeutic experts. In 2003, we expect to complete our first Phase III trial in PAR, launch our second Phase III trial and begin planning for our third. In our cystic fibrosis (CF) program, we will continue to work closely with the CF Foundation and their Therapeutic Development Network to complete a Phase II study of INS37217 Respiratory in approximately 90 CF patients. We are especially

Building on Technology

"We are well-positioned to expand our technology to other receptors in the P2 family, opening the door to the possible discovery of a wealth of new compounds for a variety of poorly treated conditions"

pleased that our recent collaboration with Cystic Fibrosis Foundation Therapeutics will provide majority funding for the study and will allow us to work hand-in-hand with the top CF experts in the country. We expect to report top-line results from this study in early 2004.





We aim to retain rights to our products through selective partnering. Our novel partnership with Allergan provides us the opportunity to develop commercial capability in 2003 and will provide revenues from Restasis™ and, if approved, diquafosol in 2004. As we prudently grow our internal capability in sales, marketing and technical operations, we intend to grow in tandem the share of the value we retain from our products. The allergic rhinitis program offers a unique opportunity to pursue this strategy.

We will mine the P2 gold while discovering new mines. In 1995 when Inspire began operations, we understood the biological activity of $P2Y_2$ receptors and their potential value in treating lung diseases involving impairment in mucosal hydration and mucociliary clearance. Since that time we have explored multiple opportunities for expanding this concept to other diseases involving impairment of mucosal surface defense mechanisms, giving rise to our programs in dry eye and



allergic rhinitis, among others. In the process, we built a team of discovery scientists who have internationally-recognized expertise in purinergic receptor biology and nucleotide chemistry. As a result, we are well positioned to expand our technology to other receptors in the P2 family, opening the door to the possible discovery of a wealth of new compounds for a variety of poorly treated conditions.

One important example of this expansion is our ongoing discovery program in anti-platelet therapy targeting the $P2Y_{12}$ receptor. Blocking this receptor is known to prevent the formation of blood clots and may be important in treating a variety of cardiovascular diseases. Current therapies for preventing blood clot formation often have significant side effects, such as bleeding, leaving the door open for an improved anti-platelet therapy. As we expand our technology to new therapeutic areas, we remain focused on opportunities within our core areas of competency, while strategically selecting therapeutic targets that offer the opportunity to develop innovative, first-in-class products having significant commercial potential.

On Track for Success

We are delighted to report the achievement of multiple successes in 2002 and are heartened by the unwavering determination and commitment our employees demonstrated during the difficult early months of the year. At year-end, our employees, together, took stock of lessons learned and values demonstrated throughout the year. Notably, this past year reinforced for us the merits of perseverance, the value of strong relationships with key partners and the FDA, and the



Building on Expertise

"The experiences of 2002 have made us stronger and wiser, and we will apply this strength and wisdom to achieving the significant milestones we have set for ourselves in 2003"

importance of direct and timely communication in maintaining company credibility and shareholder trust. The experiences of 2002 have made us stronger and wiser, and we will apply this strength and wisdom to achieving the significant milestones we have set for ourselves in 2003. We look forward to keeping our shareholders well informed throughout the year, and we thank you for your continued interest and support.

Christy L. Shaffer, Ph.D.
Chief Executive Officer

Gregory J. Mossinghoff
President

March 1, 2003

We are currently focusing our efforts on five clinical programs in the respiratory and ophthamology areas

PRODUCT CANDIDATE	2003 MILESTONE	ESTIMATED LAUNCH
Dry Eye	File NDA	1H 2004
Lung Cancer Diagnostic	Complete Phase III trial	2005
Allergic Rhinitis	Complete 1st Phase III trial; initiate 2nd trial	2006
Cystic Fibrosis	Initiate and complete Phase II trial	2006
Retinal Disease	Initiate Phase II trial	To be determined

2002 *Financial Report*



Selected Financial Data

(In thousands, except per share amounts)

The selected statement of operations data and balance sheet data with respect to the years ended December 31, 2002, 2001, 2000, 1999, and 1998 set forth below are derived from our financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto. Historical results are not necessarily indicative of our future results.

Year Ended December 31,	2002	2001	2000	1999	1998
Statement of Operations Data:					
Revenue	$ 4,883	$ 7,285	$ 5,368	$ 1,104	$ 360
Operating expenses:					
Research and development (includes $445, $519, $866, $516 and $68, respectively, of stock-based compensation)	25,229	28,193	16,354	7,694	5,601
General and administrative (includes $626, $687, $678, $519 and $46, respectively, of stock-based compensation)	5,151	5,882	3,730	2,411	1,980
Total operating expenses	30,380	34,075	20,084	10,105	7,581
Operating loss	(25,497)	(26,790)	(14,716)	(9,001)	(7,221)
Other income (expense), net	804	3,655	1,126	127	53
Loss before provision for income taxes	(24,693)	(23,135)	(13,590)	(8,874)	(7,168)
Provision for income taxes	—	—	400	60	360
Net loss	(24,693)	(23,135)	(13,990)	(8,934)	(7,528)
Preferred stock dividends	—	—	(594)	(62)	—
Net loss available to common stockholders	$(24,693)	$(23,135)	$(14,584)	$ (8,996)	$ (7,528)
Net loss per common share—basic and diluted	$ (0.96)	$ (0.90)	$ (1.23)	$ (3.75)	$ (3.65)
Weighted average common shares outstanding—basic and diluted	25,821	25,702	11,871	2,401	2,061

December 31,	2002	2001	2000	1999	1998
Balance Sheet Data:					
Cash and cash equivalents	$ 27,128	$ 29,959	$ 35,109	$22,728	$ 4,138
Total assets	33,564	60,087	82,993	25,620	5,446
Capital lease obligations, including current portion	505	901	812	543	783
Convertible preferred stock	—	—	—	45,895	24,467
Common stock	26	26	26	2	2
Total stockholders' equity	28,998	52,595	74,505	16,034	662



Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement

The discussion below contains forward-looking statements regarding our financial condition and the results of operations that are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted within the United States. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We operate in a highly competitive environment that involves a number of risks, some of which are beyond our control. Statements contained in Management's Discussion and Analysis of Financial Conditions and Results of Operations which are not historical facts are, or may constitute, forward-looking statements. Our future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements as a result of certain factors, including, but not limited to, those discussed in this section as well as in the Form 10-K section entitled "Risk Factors" that we filed with the Securities and Exchange Commission on March 6, 2003.

Overview

We were incorporated in October 1993 and commenced operations in March 1995 following our first substantial financing and licensing of our technology. Since that time, we have been engaged in the discovery and development of novel pharmaceutical products. Our technologies are based in part on exclusive license agreements with The University of North Carolina at Chapel Hill for rights to certain developments.

To date, we have not derived any commercial revenues from product sales and we do not expect to receive sales revenues for at least one year. We have devoted substantially all of our efforts to discovery and clinical development of our product candidates as well as establishing strategic partnerships for the development and potential marketing of our products when approved. Currently, we have five product candidates in clinical development, all of which are $P2Y_2$ agonists.

We have completed our Phase II program and two Phase III trials in diquafosol tetrasodium (INS365) for the treatment of dry eye. We have an ongoing Phase IIIb trial and we expect to file a new drug application ("NDA") in 2003. We completed one Phase II trial for INS37217 Intranasal for the treatment of perennial allergic rhinitis in August of 2002 and a Phase II trial for the treatment of the common cold in November 2002. We have a Phase III trial for INS37217 Intranasal in chronic rhinitis ongoing. INS316 Diagnostic is in a Phase III clinical trial. Our Phase I/II trial for INS37217 Ophthalmic for the treatment of retinal disease was completed in October 2002; we expect to launch a Phase II trial in 2003. Our Phase I/II trial for INS37217 Respiratory for the treatment of cystic fibrosis was completed in October 2002; the program is moving into Phase II testing in early 2003.

We have decided to discontinue the global development of INS365 Respiratory for chronic bronchitis, which has been on hold since January 2002, as a result of the high cost and difficulty of conducting clinical trials in the chronic bronchitis patient population and the availability of other near-term product opportunities. As a result of our discontinuance of the program, Kissei Pharmaceuticals, Co., Ltd. ("Kissei") determined to cease the development of INS365 Respiratory in Japan and we agreed to terminate our Joint Development, License and Supply Agreement with Kissei in November 2002. Upon termination of the agreement, Kissei returned to Inspire all rights to INS365 Respiratory. During the term of the agreement we received an aggregate of $7.2 million in equity, up-front, milestone and employee reimbursement payments from Kissei. The milestone and up-front payments were non-refundable.

We have incurred significant operating losses since our inception and, as of December 31, 2002, we had an accumulated deficit of $95.7 million. We have primarily financed our operations through proceeds received from the sale of equity securities including private sales of preferred stock and the sale of common stock in our initial public offering, as well as revenues received under corporate collaborations. We operate in a single business segment and do not have any foreign operations.

In October of 2002, we entered into a collaboration with Cystic Fibrosis Foundation Therapeutics ("CFFT") for the funding of a Phase II study in INS37217 Respiratory for the treatment of cystic fibrosis. Under the agreement, CFFT agreed to provide the majority of funding of the external costs for a Phase II trial of INS37217 Respiratory in exchange for post-commercialization milestone payments.

In June 2001, we entered into a Joint License, Development and Marketing Agreement with Allergan, Inc. ("Allergan") to develop and commercialize diquafosol tetrasodium and Allergan's Restasis™. Under the agreement, we may receive up to $39 million in up-front and milestone payments. We will also receive royalty payments from Allergan on sales, if any, of both diquafosol tetrasodium and on Allergan's Restasis™ worldwide, excluding most larger Asian markets. In December 2002, Restasis™ was approved for sale by the United States Food and Drug Administration ("FDA") and Allergan has indicated that it expects to launch Restasis™ in the United States in the second quarter of 2003. We will be entitled to receive royalties on sales of Restasis™ beginning one year after the launch. The agreement also provides for potential co-promotion by Inspire of diquafosol tetrasodium and Restasis™ and one or more of Allergan's other marketed products in the United States.

In September 2000, we entered into a License Agreement with Kirin Brewery Co., Ltd., Pharmaceutical Division ("Kirin") for the development and commercialization of INS316 Diagnostic. Under the agreement we granted Kirin an exclusive license to commercialize INS316 Diagnostic in most of Asia. Under the terms of the agreement, we received an up-front payment in cash and may receive milestone payments based on clinical success and regulatory approval. We may also receive royalties on net sales of this product.

In December 1998, we entered into a Development, License and Supply Agreement with Santen Pharmaceutical Co., Ltd. ("Santen") for the development of diquafosol tetrasodium for the therapeutic treatment of ocular surface diseases. We are obligated to supply Santen with its requirements of diquafosol tetrasodium in bulk drug substance form for all preclinical studies, clinical trials and commercial requirements at agreed upon prices. Under the agreement, we received an up-front equity investment of $1.5 million for shares of our stock and a milestone payment of $500,000. In addition, if all milestones are met, we could receive additional payments of up to $4.25 million, as well as royalties on net sales of licensed products.

Significant Accounting Policies

Revenue Recognition

We recognize revenue under our collaborative research and development agreements when we have performed services under such agreements or when we or our collaborative partner has met a contractual milestone triggering a payment to us. Non-refundable fees received at the initiation of collaborative agreements for which we have an ongoing research and development commitment are deferred and recognized ratably over the period of ongoing research and clinical development commitment. We are also entitled to receive milestone payments under our collaborative research and development agreements based upon achievement of development milestones by us or our collaborative partners. We recognize milestone payments as revenues ratably over the remaining period of our research and clinical development commitment. The recognition period begins at the date the milestone is achieved and acknowledged by the collaborative partner, which is generally at the date payment is received from the collaborative partner, and ends on the date that we have fulfilled our research and clinical development commitment. This period is based on estimates by management and the progress towards milestones in our collaborative agreements. The estimate is subject to revision as our development efforts progress and we gain knowledge regarding required additional development. Revisions in the commitment period are made in the period that the facts related to the change first become known. This may cause our revenue to fluctuate from period to period.

We have revised our estimates on two occasions. The first revision was due to the termination of our Development, License and Supply Agreement with Genentech, Inc. ("Genentech") and resulted in the acceleration of deferred revenue by one month. The revision had no effect on our quarterly results of operations because the revenue would have been fully recognized by the end of the quarter had the revision not occurred. The second revision was due to an extension of the commitment period related to the development of diquafosol tetrasodium and increased the revenue recognition period by six months.

Taxes

Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. We have recorded a valuation allowance of $42.3 million as of December 31, 2002, due to uncertainties related to our ability to utilize deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. The valuation allowance is based on estimates of taxable income in each of the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable.

Results of Operations

Years Ended December 31, 2002, 2001 and 2000

Revenues

Our revenues for the year ended December 31, 2002 were $4.9 million compared to $7.3 million in 2001 and $5.4 million in 2000. Revenues in each year were derived primarily from collaborative research and development agreements with strategic partners. Under these agreements we received payments based both on our achievement, and our partners' achievement, of defined development milestones. Milestone payments from our collaborative partners are recognized over the period of ongoing research and development commitment under the applicable collaborative research and development agreements with the respective companies.

The decrease in 2002 revenues relate to the termination of our collaborative agreements with Genentech and Kissei, which resulted in no revenue related to these agreements being recorded in 2002. In 2002 revenues relate to an up-front payment received from Kirin in the fourth quarter of 2000, an up-front payment from Allergan in the third quarter of 2001 and a milestone payment received from Allergan in the second quarter in 2002. The increase in revenues in 2001 over 2000 relate to milestone payments received pursuant to the execution of a License, Development and Marketing Agreement with Allergan in the third quarter of 2001. The revenues in 2000 relate to milestone payments received from Genentech and Kissei in the fourth quarter of 1999 and the milestone payments received from Kissei, Santen and Kirin during 2000.



Costs and Expenses

Research and development expenses include all direct costs, including salaries for our research and development personnel, consulting fees, clinical trial costs, sponsored research, clinical trial insurance, and other fees and costs related to the development of product candidates. Costs associated with obtaining and maintaining patents and licenses on our drug compounds are evaluated based on the stage of development of the related drug compound and whether the underlying compound has an alternative use. Costs of these types incurred for drug compounds not yet approved by the FDA and for which no alternative use exists are recorded as research and development expense. In the event the drug compound has been approved by the FDA or an alternative use exists for the drug compound, patent costs and license costs are capitalized and amortized over the expected life of the related drug compound. Milestone payments are recognized when the underlying requirement is met by us.

Research and development expenses for the year ended December 31, 2002 were $25.2 million, compared to $28.2 million in 2001 and $16.4 million in 2000. Research and development expenses vary according to the number of programs in pre-clinical and clinical development and the stage of development of our clinical programs. Later stage clinical programs tend to cost more than earlier stage programs, due to the length of the trial and the number of patients enrolled in later stage clinical trials.

The decrease in research and development expenses in 2002 compared to 2001 was due to our efforts to focus our resources on our higher priority clinical programs in the ophthalmology and respiratory areas while reducing the number of high priority programs from six to four. This decision resulted in an overall reduction of research and development expenses of approximately 10% in 2002 as compared to 2001. Despite the overall reduction in 2002 regarding ophthalmology programs, Inspire increased the financial resources dedicated to several of its core programs. The programs of primary focus were indications for dry eye, upper respiratory disorders, lung cancer diagnostics and cystic fibrosis. Research and development expenses relating to our dry eye candidate (diquafosol tetrasodium) in 2001 were greater than in 2002 because of increased costs in that year associated with two Phase III trials, including the enrollment of patients, during 2001. In 2002, costs were less as one study was completed in January and the second was completed in June. In addition, we reduced indirect (unallocated) development costs with respect to certain pre-clinical and early stage clinical research and development programs.

The increase in research and development expense for 2001 over 2000 was primarily due to increased external costs related to patent activities, research costs, pre-clinical testing, toxicology studies, clinical development activities, including the enrollment of patients in Phase III clinical trials, and increased internal costs associated with additional personnel necessary to perform or manage these activities.

As described in the following table, our research and development expenses from inception through December 31, 2002 were approximately $95.4 million. Of this amount, we have spent the following approximate amounts on external pre-clinical and clinical development for the indicated product candidates: $4.5 million on INS316 Diagnostic; $18.4 million on diquafosol tetrasodium (INS365); $5.1 million on INS37217 Respiratory; $4.5 million on INS37217 Intranasal and $1.9 million on INS37217 Ophthalmic. The balance of our historic research and development expenses, $61.0 million, includes internal personnel costs of our discovery and development programs, internal and external general research related to the discovery and development of our technology, and internal and external expenses of other drug discovery and development programs. We cannot reasonably predict future research and development expenses for these programs; however, historical trends indicate that expenses tend to increase in later phases of development.

Research and Development Expenses
(In thousands)

Year Ended December 31,	**2002**	2001	2000	Cumulative from Inception (October 28, 1993) to December 31, 2002
INS316 Diagnostic	**$ 2,176**	$ 1,260	$ 994	$ 4,544
Diquafosol Tetrasodium (INS365 Ophthalmic)	**6,031**	9,198	2,251	18,410
INS37217 Respiratory	**2,643**	698	1,546	5,056
INS37217 Intranasal	**3,764**	736	9	4,517
INS37217 Ophthalmic	**355**	585	807	1,899
Indirect (unallocated) development costs	**10,260**	15,716	10,747	60,955
Total	**$25,229**	$28,193	$16,354	$95,381

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

General and administrative costs for the year ended December 31, 2002 were $5.2 million, compared to $5.9 million in 2001 and $3.7 million in 2000. Our general and administrative expenses consist primarily of personnel and related costs for general corporate functions, including business development, finance, accounting, legal, human resources, facilities and information systems. The decrease in general and administrative expenses in 2002 resulted from our efforts to focus our resources on our higher priority clinical programs in the ophthalmic and respiratory areas. By focusing our clinical efforts, we were able to reduce the corporate and administrative efforts needed to support the company. The decreases occurred primarily in personnel costs and decreases in additional professional services, including legal and public relation expense.

The increase in general and administrative expenses in 2001 over 2000 resulted primarily from increases in administrative personnel costs, and increases in insurance and additional professional services, including legal, accounting and public relations services, to support our strategic business collaborations and operations as a publicly traded company.

Other Income (Expense)

Other income (expense), net totaled $804,000 for the year ended December 31, 2002, compared to $3.7 million for 2001 and $1.1 million for 2000. Other income (expense), net fluctuates from year to year, and is comprised of the interest income earned on cash balances decreased by interest expense on leased equipment and amortization of debt issuance costs. The decrease in 2002 resulted from lower interest income earned on smaller cash balances than in 2001. The increase in 2001 over 2000 was due to higher interest income earned from larger average cash and investment balances partially offset by increased interest expense related to leased equipment and amortization of debt issuance costs.

Income Taxes

The provision for income taxes for the year ended December 31, 2002 was $0, compared to $0 in 2001 and $400,000 in 2000. The fluctuations in the provision for income taxes are directly attributable to Japanese withholding taxes paid on milestone payments received from Japanese collaborative partners.

Net Loss

Net loss consists of revenues less operating expenses, other income (expense), net, income taxes and dividends. Net loss was $24.7 million for the year ended December 31, 2002, compared to $23.1 million in 2001 and $14.6 million in 2000.

The increase in net loss was primarily due to a decrease in revenues recognized on collaborative research agreements and a decrease in other income (expense), net which was partially offset by a decrease in research and development expenses. We have incurred net losses since our inception and will continue to incur losses in the future.

Liquidity and Capital Resources

Historically, we have financed our operations through the sale of equity securities, including private sales of preferred stock and the sale of common stock in our initial public offering.

As of December 31, 2002, our cash and cash equivalents totaled $27.1 million, a decrease of $2.8 million as compared to December 31, 2001. The decrease in cash and cash equivalents resulted from approximately $25.6 million in cash used by operations, purchase of property, plant and equipment of $229,000 and the payments of capital lease obligations of $396,000, which was partially offset by the proceeds of net investments in investment grade securities of $23.4 million and the issuance of common stock of $25,000.

Cash used by operations of $25.6 million for the year ended December 31, 2002, represented the net loss of $24.7 million, non-cash expenses of $1.7 million and a decrease of $95,000 in receivables, partially off set by an increase of $194,000 in prepaid expenses, an increase of $15,000 in other assets, a decrease of $217,000 in accounts payable, a decrease of $430,000 in accrued expenses and a decrease of $1.9 million in deferred revenue.

Cash used in our investing activities for the year ended December 31, 2002 was comprised of the proceeds of investment grade securities, net of maturities, of $23.4 million and the purchase of property and equipment totaling $229,000.

Cash from our financing activities for the year ended December 31, 2002 was comprised of proceeds in the amount of $25,000 from the issuance of common stock offset by the payment of capital lease obligations of $396,000.

We do not expect to generate revenues, other than possible license and milestone payments, from the commercial sale of our products unless and until we or our licensees receive marketing clearance from the FDA and appropriate regulatory agencies in other countries. We cannot predict the timing of any potential marketing clearance nor can assurances be given that the FDA or other such agencies will approve any of our product candidates. We expect that we will need to raise additional funds in 2003.

We have contractual commitments or purchase arrangements with various clinical research organizations, manufacturers of drug product and others. Most of these arrangements are for a period of less than 12 months. The amount of our financial commitments under these arrangements totals approximately $7.9 million at December 31, 2002. This estimate is dependent upon the results of the underlying studies and certain other variable components that may yield a result



that differs from management's estimate. Also, at December 31, 2002, we have future contractual commitments to pay $1.5 million of lease obligations for our administrative offices, laboratory facilities and equipment; of this amount, $657,000 is payable in fiscal 2003, $518,000 is payable in fiscal 2004 and $307,000 is payable in fiscal 2005. Finally, we have entered into license and collaboration agreements with UNC and CFFT. Under our UNC licenses, we may be required to make additional milestone payments of $1.2 million in the future. Under our CFFT agreement, we may be required to make milestone payments in excess of $10 million.

Impact of Recently Issued Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," FASB Statement No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 are required to be applied to fiscal years beginning after May 15, 2002. The adoption of SFAS 145 is not expected to have any material impact on our financial position or results of operations.

In October 2002, the FASB issues FASB Statement No. 147 ("SFAS 147"), "Acquisitions of Certain Financial Institutions." SFAS 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. SFAS 147 removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FASB Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," and FASB Interpretation No. 9, "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method." SFAS 147 also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The provisions of SFAS are required to be applied to acquisitions which occurred on or after October 1, 2002. The adoption of SFAS 147 is not expected to have any impact on our financial position or results of operations.

In December 2002, the FASB issued FASB Statement No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The provisions of SFAS 148 are required to be applied to fiscal years ending after December 15, 2002. The adoption of SFAS 148 is not expected to have any impact on the Company's financial position or results of operation.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk for changes in interest rates relates to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to various outstanding debt instruments. Our risk associated with fluctuating interest expense is limited, however, to capital lease obligations. The interest rates are closely tied to market rates and our investments in interest rate sensitive financial instruments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We attempt to ensure the safety and preservation of invested principal funds by limiting default risk, market risk and reinvestment risk. We reduce default risk by investing in investment grade securities. A hypothetical 100 basis point drop in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest sensitive financial instruments at December 31, 2002 or December 31, 2001. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase interest expense.

Report of Independent Accountants

To the Board of Directors and Stockholders
Inspire Pharmaceuticals, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Inspire Pharmaceuticals, Inc. (a development stage company) at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 and the period from inception (October 28, 1993) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2003
Raleigh, North Carolina



Balance Sheets

(In thousands, except share and per share amounts)

December 31,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 27,128	$ 29,959
Short-term investments	4,001	22,395
Other receivables	61	104
Interest receivable	50	102
Prepaid expenses	725	531
Total current assets	31,965	53,091
Property and equipment, net	1,061	1,471
Other assets	538	5,525
Total assets	$ 33,564	$ 60,087
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 924	$ 1,141
Accrued expenses	937	1,367
Capital leases, current portion	301	376
Deferred revenue	2,200	4,083
Total current liabilities	4,362	6,967
Capital leases, excluding current portion	204	525
Total liabilities	4,566	7,492
Commitments (Notes 10, 11 and 12)		
Stockholders' equity:		
Common stock, $0.001 par value, 60,000,000 shares authorized; 25,854,646 and 25,751,468 shares issued and outstanding at December 31, 2002 and 2001, respectively	26	26
Additional paid-in capital	125,069	125,099
Other comprehensive income	1	1
Deferred compensation	(399)	(1,525)
Deficit accumulated during the development stage	(95,699)	(71,006)
Total stockholders' equity	28,998	52,595
Total liabilities and stockholders' equity	$ 33,564	$ 60,087

The accompanying notes are an integral part of these financial statements.

Statements of Operations

(In thousands, except share and per share amounts)

Year Ended December 31,	2002	2001	2000	Cumulative from Inception (October 28, 1993) to December 31, 2002
Revenues:				
Collaborative research agreements	$ 4,883	$ 7,285	$ 5,368	$ 19,000
Operating expenses:				
Research and development (includes $445, $519, $866 and $2,385, of stock-based compensation, respectively)	25,229	28,193	16,354	95,381
General and administrative (includes $626, $687, $678 and $2,556, of stock-based compensation, respectively)	5,151	5,882	3,730	23,871
Total operating expenses	30,380	34,075	20,084	119,252
Operating loss	(25,497)	(26,790)	(14,716)	(100,252)
Other income (expense), net:				
Interest income	878	3,787	2,120	7,894
Interest expense	(74)	(132)	(994)	(1,865)
Other income (expense), net	804	3,655	1,126	6,029
Loss before provision for income taxes	(24,693)	(23,135)	(13,590)	(94,223)
Provision for income taxes	—	—	400	820
Net loss	(24,693)	(23,135)	(13,990)	(95,043)
Preferred stock dividends	—	—	(594)	(656)
Net loss available to common stockholders	$(24,693)	$(23,135)	$(14,584)	$ (95,699)
Net loss per common share—basic and diluted	$ (0.96)	$ (0.90)	$ (1.23)	
Weighted average common shares outstanding—basic and diluted	25,820,939	25,702,274	11,870,521	

The accompanying notes are an integral part of these financial statements.



Statements of Cash Flows

(In thousands)

Year Ended December 31,	2002	2001	2000	Cumulative from Inception (October 28, 1993) to December 31, 2002
Cash flows from operating activities:				
Net loss	$(24,693)	$(23,135)	$(13,990)	$(95,043)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	635	2,209	1,420	6,417
Stock issued for exclusive license	—	—	—	144
Stock issued for consulting services	—	—	—	72
Amortization of deferred compensation	1,071	1,206	1,544	4,970
Loss on disposal of property and equipment	6	3	37	375
Changes in operating assets and liabilities:				
Other receivables	43	105	(190)	(61)
Interest receivable	52	262	(364)	(50)
Prepaid expenses	(194)	(116)	(283)	(725)
Other assets	(15)	59	(1)	(38)
Accounts payable	(217)	711	(202)	924
Accrued expenses	(430)	509	243	933
Deferred revenue	(1,883)	(2,285)	(1,368)	2,200
Net cash used in operating activities	(25,625)	(20,472)	(13,154)	(79,882)
Cash flows from investing activities:				
Purchase of investments	(12,306)	(145,936)	(55,021)	(213,263)
Proceeds from sale of investments	35,700	162,017	11,046	208,685
Purchase of property and equipment	(229)	(496)	(522)	(2,680)
Proceeds from sale of property and equipment	—	—	—	127
Net cash provided by (used in) investing activities	23,165	15,585	(44,497)	(7,131)
Cash flows from financing activities:				
Proceeds from bridge loans	—	—	—	780
Proceeds from issuance of notes payable	—	—	—	408
Payments on notes payable	—	(20)	—	(420)
Issuance of common stock, net	25	69	70,249	70,441
Issuance of convertible preferred stock, net	—	—	—	45,061
Payments on capital lease obligations	(396)	(312)	(217)	(2,129)
Net cash (used in) provided by financing activities	(371)	(263)	70,032	114,141
(Decrease) increase in cash and cash equivalents	(2,831)	(5,150)	12,381	27,128
Cash and cash equivalents, beginning of period	29,959	35,109	22,728	—
Cash and cash equivalents, end of period	$27,128	$29,959	$35,109	$27,128

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Equity

(In thousands, except share amounts)

	Convertible Preferred Stock	
	Number of Shares	Amount
Inception (October 28, 1993)	—	$ —
Balance at December 31, 1993	—	—
Issuance of Class A and B common stock	—	—
Net loss	—	—
Balance at December 31, 1994	—	—
Issuance of common stock and cancellation of Class A and B common stock	—	—
Stock issued for consulting services	—	—
Stock issued in exchange for exclusive license	—	—
Issuance of Series A convertible preferred stock	9,200,000	9,100
Issuance of Series A warrants	—	—
Net loss	—	—
Balance at December 31, 1995	9,200,000	9,100
Issuance of common stock	—	—
Net loss	—	—
Balance at December 31, 1996	9,200,000	9,100
Issuance of common stock	—	—
Issuance of Series B convertible preferred stock	10,866,014	12,966
Net loss	—	—
Balance at December 31, 1997	20,066,014	22,066
Issuance of common stock	—	—
Stock issued in exchange for exclusive license	—	—
Issuance of Series C convertible preferred stock	375,000	900
Issuance of Series D convertible preferred stock	416,667	1,500
Issuance of Series B warrants	—	—
Deferred compensation	—	—
Amortization of deferred compensation	—	—
Net loss	—	—
Balance at December 31, 1998	20,857,681	24,466
Issuance of common stock	—	—
Issuance of Series E convertible preferred stock	6,201,985	11,406
Issuance of Series G convertible preferred stock	833,333	10,000
Issuance of Series F warrants	—	—
Issuance of common stock warrants	—	—
Preferred stock dividends	—	23
Deferred compensation	—	—
Amortization of deferred compensation	—	—
Net loss	—	—
Balance at December 31, 1999	27,892,999	45,895
Issuance of common stock	—	—
Issuance of common stock warrants	—	—
Preferred stock dividends	—	—
Issuance of common stock at initial public offering and exercise of over-allotment	—	—
Conversion of preferred stock and preferred stock dividends into common stock at initial public offering	(27,892,999)	(45,895)
Deferred compensation	—	—
Amortization of deferred compensation	—	—
Unrealized gain on investments	—	—
Net loss	—	—
Balance at December 31, 2000	—	—
Issuance of common stock	—	—
Forfeiture of common stock options	—	—
Amortization of deferred compensation	—	—
Unrealized gain on investments	—	—
Net loss	—	—
Balance at December 31, 2001	—	—
Issuance of common stock	—	—
Forfeiture of common stock options	—	—
Amortization of deferred compensation	—	—
Unrealized gain/(loss) on investments	—	—
Net loss	—	—
Balance at December 31, 2002	**—**	**$ —**

The accompanying notes are an integral part of these financial statements.

Common Stock		Class A and B Common Stock						
Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Deferred Compensation	Other Comprehensive Income/(Loss)	Stockholders' Equity
—	$—	—	$ —	$ —	$ —	$ —	$ —	$ —
—	—	—	—	—	—	—	—	—
—	—	10,000	10	—	—	—	—	10
—	—	—	—	—	(330)	—	—	(330)
—	—	10,000	10	—	(330)	—	—	(320)
850,286	1	(10,000)	(10)	9	—	—	—	—
585,714	1	—	—	71	—	—	—	72
297,714	—	—	—	36	—	—	—	36
—	—	—	—	—	—	—	—	9,100
—	—	—	—	92	—	—	—	92
—	—	—	—	—	(2,704)	—	—	(2,704)
1,733,714	2	—	—	208	(3,034)	—	—	6,276
227,340	—	—	—	13	—	—	—	13
—	—	—	—	—	(5,782)	—	—	(5,782)
1,961,054	2	—	—	221	(8,816)	—	—	507
31,954	—	—	—	18	—	—	—	18
—	—	—	—	—	—	—	—	12,966
—	—	—	—	—	(7,947)	—	—	(7,947)
1,993,008	2	—	—	239	(16,763)	—	—	5,544
137,502	—	—	—	17	—	—	—	17
28,572	—	—	—	108	—	—	—	108
—	—	—	—	—	—	—	—	900
—	—	—	—	—	—	—	—	1,500
—	—	—	—	7	—	—	—	7
—	—	—	—	2,714	—	(2,714)	—	—
—	—	—	—	—	—	114	—	114
—	—	—	—	—	(7,528)	—	—	(7,528)
2,159,082	2	—	—	3,085	(24,291)	(2,600)	—	662
306,775	—	—	—	38	—	—	—	38
—	—	—	—	—	—	—	—	11,406
—	—	—	—	—	—	—	—	10,000
—	—	—	—	53	—	—	—	53
—	—	—	—	1,813	—	—	—	1,813
—	—	—	—	—	(62)	—	—	(39)
—	—	—	—	3,359	—	(3,359)	—	—
—	—	—	—	—	—	1,035	—	1,035
—	—	—	—	—	(8,934)	—	—	(8,934)
2,465,857	2	—	—	8,348	(33,287)	(4,924)	—	16,034
369,006	—	—	—	1,062	—	—	—	1,062
—	—	—	—	577	—	—	—	577
—	—	—	—	—	(594)	—	—	(594)
6,325,000	7	—	—	69,180	—	—	—	69,187
16,355,224	17	—	—	46,512	—	—	—	634
—	—	—	—	402	—	(402)	—	—
—	—	—	—	—	—	1,544	—	1,544
—	—	—	—	—	—	—	51	51
—	—	—	—	—	(13,990)	—	—	(13,990)
25,515,087	26	—	—	126,081	(47,871)	(3,782)	51	74,505
236,381	—	—	—	69	—	—	—	69
—	—	—	—	(1,051)	—	1,051	—	—
—	—	—	—	—	—	1,206	—	1,206
—	—	—	—	—	—	—	(50)	(50)
—	—	—	—	—	(23,135)	—	—	(23,135)
25,751,468	26	—	—	125,099	(71,006)	(1,525)	1	52,595
103,178	—	—	—	25	—	—	—	25
—	—	—	—	(55)	—	55	—	—
—	—	—	—	—	—	1,071	—	1,071
—	—	—	—	—	—	—	—	—
—	—	—	—	—	(24,693)	—	—	(24,693)
25,854,646	**$26**	**—**	**$ —**	**$125,069**	**$(95,699)**	**$ (399)**	**$ 1**	**$ 28,998**



(In thousands, except share and per share amounts)

1. Organization

Inspire Pharmaceuticals, Inc. (the "Company") was founded on October 28, 1993. Since our founding, the Company has been engaged in the discovery and development of novel pharmaceutical products that treat diseases which are characterized by deficiencies in the body's innate defense mechanisms of mucosal hydration and mucociliary clearance, as well as other non-mucosal disorders. The Company's technologies are based in part on exclusive license agreements with The University of North Carolina at Chapel Hill ("UNC") for rights to certain developments from the founder's laboratories.

The Company is considered a development stage enterprise. Since inception, the Company has devoted substantially all of its efforts towards establishing its business and research and development programs.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Investments

Investments consist primarily of U.S. government agency obligations and other fixed or variable income investments. The Company invests in high-credit quality investments in accordance with its investment policy which minimizes the possibility of loss. Investments with original maturities at date of purchase beyond three months and which mature at or less than twelve months from the balance sheet date are classified as current. Investments with a maturity beyond twelve months from the balance sheet date are classified as long-term. Investments are considered to be available for sale and are carried at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Realized gains and losses are determined using the specific identification method and transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment is primarily comprised of furniture, laboratory and computer equipment which are recorded at cost and depreciated using the straight-line method over their estimated useful lives which range from three to seven years. Property and equipment, which includes certain equipment under capital leases, and leasehold improvements are depreciated over the shorter of the lease period or their estimated useful lives.

The carrying values of property and equipment are periodically reviewed to determine if the facts and circumstances suggest that a potential impairment may have occurred. The review includes a determination of the carrying values of assets based on an analysis of undiscounted cash flows over the remaining depreciation period. If the review indicates that carrying values may not be recoverable, the Company will reduce the carrying values to the estimated fair value.

Other Assets

At December 31, 2002, other assets are primarily comprised of long-term investments totaling $500 and $38 related to deposits. At December 31, 2001, other assets were comprised of long-term investments totaling $5.5 million and $25 related to deposits and deferred costs. Deferred costs are amortized using the effective interest rate method over the life of the related collaborative research agreement or lease.

Deferred Compensation and Stock Options and Warrants

The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," which states that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. In the event that stock options are granted with an exercise price below the estimated fair value of the Company's common stock, the difference between the estimated fair value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. The Company did not recognize any deferred compensation related to stock option grants during the years ended December 31, 2002 and 2001.

Deferred compensation is amortized over the vesting period of the related stock option, which is generally four years. The Company recognized $1,071, $1,206, $1,544 and $4,941 of stock-based compensation expense related to amortization of deferred compensation during the years ended December 31, 2002, 2001, 2000 and the period from inception (October 28, 1993) to December 31, 2002, respectively. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" as amended by Statement of Financial Accounting Standards No. 148, which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

SFAS 123 specifies certain valuations techniques that produce estimated compensation charges that are included in the pro forma results below. These amounts have not been reflected in the Company's statement of operations, because the Company has made the election to use the provisions of APB 25 to account for its stock-based compensation.

The weighted average fair value of options granted during 2002, 2001 and 2000 was $3.38, $11.66 and $7.04, respectively.

The fair value of options granted to employees was estimated using the following assumptions:

Years Ended December 31,	**2002**	2001	2000
Expected dividend yield	**0%**	0%	0%
Expected stock price volatility	**136.55%**	99.00%	65.04%
Risk free interest rate	**3.815%**	4.55%	6.50%
Expected life of options	**5 years**	5 years	5 years

For purposes of pro forma disclosures, the estimated fair value of equity instruments is amortized to expense over their respective vesting period. If the Company had elected to recognize compensation expense based on the fair value of stock-based instruments at the grant date, as prescribed by SFAS 123, its pro forma net loss and net loss per common share would have been as follows:

Years Ended December 31,	**2002**	2001	2000
Net loss available to common stockholders—as reported	**$(24,693)**	$(23,135)	$(14,584)
Compensation expense included in reported net loss available to common stockholders	**1,071**	1,206	1,544
Pro forma adjustment for compensation expense	**(3,048)**	(1,736)	(2,069)
Net loss available to common stockholders—pro forma	**$(26,670)**	$(23,665)	$(15,109)
Net loss per common share—as reported	**$ (0.96)**	$ (0.90)	$ (1.23)
Net loss per common share—pro forma	**$ (1.03)**	$ (0.92)	$ (1.27)

Income Taxes

The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

Revenue is recognized under collaborative research agreements when services are performed or when contractual obligations are met. Non-refundable fees received at the initiation of collaboration agreements for which the Company has an ongoing research and development commitment are deferred and recognized ratably over the period of the related research and development commitment. Milestone payments under collaboration agreements and research agreements will be recognized as revenues, ratably over the remaining period of the research and development commitment. The recognition period begins at the date the milestone is achieved and acknowledged by the collaborative partner, which is generally at the date payment is received from the collaborative partner, and ends on the date that we have fulfilled our research and clinical development commitment. This period is based on estimates by management and the progress towards milestones in our collaborative agreements. The estimate is subject to revision as our development efforts progress and we gain knowledge regarding required additional development. Revisions in the commitment period are made in the period that the facts related to the change first become known. This may cause our revenue to fluctuate from period to period.

The Company has revised its estimates on two occasions. The first revision was due to the termination of our Development, License and Supply Agreement with Genentech, Inc. ("Genentech") and resulted in the acceleration of deferred revenue by one month. The revision had no effect on the Company's quarterly results of operation because the revenue would have been fully recognized by the end of the quarter had the revision not occurred. The second revision was due to an extension of the commitment period related to the development of diquafosol tetrasodium (INS365) and increased the revenue recognition period by six months.

Research and Development

Research and development costs include all direct costs, including salaries for research and development personnel, outside consultants, costs of clinical trials, sponsored research and clinical trials insurance related to the development of drug compounds. These costs have been charged to operating expense as incurred. Costs associated with obtaining and maintaining patents on the Company's drug compounds and license initiation and continuation fees, including milestone payments by the Company to its licensors, are evaluated based on the stage of development of the related drug compound and whether the underlying drug compound has an alternative use. Costs of these types incurred for drug compounds not yet approved by the United States Food and Drug Administration ("FDA") and for which no alternative use exists are recorded as research and development expense. In the event the drug compound has been approved by the FDA or an alternative use exists for the drug compound, patent and license costs are capitalized and amortized over the expected life of the related drug compound. License milestone payments to the Company's licensors are recognized when the underlying requirement is met by the Company.

Significant Customers and Credit Risk

All revenues recognized and recorded in 2002 were from two collaborative partners. All revenues recognized and recorded in 2001 and 2000 were from four collaborative partners.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of short-term cash investments. The Company primarily invests

(In thousands, except share and per share amounts)

in short-term interest-bearing investment grade securities and certificates of deposits. Cash deposits are all in financial institutions in the United States.

Cash Flows

The Company made cash payments for interest of $73, $145, $100 and $756 for the years ended December 31, 2002, 2001, 2000 and the period from inception (October 28, 1993) to December 31, 2002, respectively. The Company made cash payments for foreign withholding taxes of $0, $0 and $400 during the years ended December 31, 2002, 2001 and 2000, respectively.

The Company acquired property and equipment through the assumption of capital lease obligations amounting to $0, $401 and $2,690 during the years ended December 31, 2002, 2001 and the period from inception (October 28, 1993) to December 31, 2002, respectively.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share ("basic EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share ("diluted EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants. The calculation of diluted EPS for the years ended December 31, 2002, 2001 and 2000 does not include 1,830,081, 1,886,277 and 1,526,008, respectively, of potential shares of common stock equivalents, as their impact would be antidilutive.

Segment Reporting

The Company has determined that it did not have any separately reportable operating segments as of December 31, 2002, 2001 or 2000.

Other Comprehensive Income (Loss)

At December 31, 2002 and 2001, the Company had $1 of unrealized gain on investments that is classified as other comprehensive income and is disclosed as a component of statements of stockholders' equity.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," FASB Statement No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 are required to be applied to fiscal years beginning after May 15, 2002. The adoption of SFAS 145 is not expected to have any impact on the Company's financial position or results of operations.

In June 2002, the FASB issued FASB Statement No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issue Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS 146 are required to be applied for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have any material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued FASB Statement No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The provisions of SFAS 148 are required to be applied to fiscal years ending after December 15, 2002. The adoption of SFAS 148 is not expected to have any impact on the Company's financial position or results of operation.

3. Property and Equipment

Property and equipment consist of the following:

	Useful Life (Years)	December 31, 2002	December 31, 2001
Equipment	5	**$ 2,337**	$ 2,286
Leasehold improvements	Lesser of lease term or 5 years	**893**	888
Computer hardware and software	5	**833**	896
Furniture and fixtures	7	**500**	450
		4,563	4,520
Less—accumulated depreciation		**(3,502)**	(3,049)
Property and equipment, net		**$ 1,061**	$ 1,471

Depreciation expense was $633, $637, $546 and $3.9 million for the years ended December 31, 2002, 2001, and 2000 and the period from inception (October 28, 1993) to December 31, 2002, respectively. The Company leases certain assets under capital lease agreements. The book value of assets under capital leases at December 31, 2002 and 2001 was approximately $345 and $669, respectively.

4. Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, other receivables and accounts payable at December 31, 2002 and 2001 approximate their fair value due to the short-term nature of these items.

The fair value of the Company's short-term investments at December 31, 2002 and 2001, approximate their carrying values as these investments are primarily in short-term interest-bearing investment grade securities.

The carrying value of the Company's capital lease obligations at December 31, 2002 and 2001 approximate their fair value as the interest rates on these obligations approximate rates available in the financial market at such dates.

5. Accrued Expenses

Accrued expenses are comprised of the following:

December 31,	2002	2001
Research costs	**$515**	$ 750
Accrued payroll and benefits	**189**	243
Accrued legal and patent costs	**95**	107
Other	**138**	267
	$937	$1,367

6. Income Taxes

The components of the Company's income tax expense consist of the following:

Years Ended December 31,	2002	2001	2000
Current expense (benefit):			
Federal	$—	$—	$ —
Foreign	—	—	400
State	—	—	—
Current tax expense (benefit)	—	—	400
Deferred expense (benefit):			
Federal	—	—	—
Foreign	—	—	—
State	—	—	—
Deferred tax expense (benefit)	—	—	—
Net tax expense (benefit)	$—	$—	$400

The Company has no current or deferred federal and state income tax expense for the years ended December 31, 2002, 2001 and 2000 because the Company generated net operating losses during such periods.

Significant components of the Company's deferred tax assets and liabilities consist of the following:

December 31,	2002	2001
Current deferred tax assets:		
Compensation related items	**$ 72**	$ 53
Accrued expenses	**—**	77
Deferred revenue	**848**	—
Noncurrent deferred tax assets:		
Domestic net operating loss carryforwards	**31,471**	22,101
Deferred revenue	**—**	1,574
Research and development credits	**6,476**	3,443
Fixed and intangible assets	**1,302**	1,055
Stock-based compensation	**1,956**	1,543
Contributions	**138**	148
Total deferred tax assets	**42,263**	29,994
Valuation allowance for deferred assets	**(42,263)**	(29,994)
Net deferred tax asset (liability)	**$ —**	$ —

At December 31, 2002 and 2001, the Company provided a full valuation allowance against its net deferred tax assets since realization of these benefits could not be reasonably assured. The increase in valuation allowance of $12,269 during the year ended December 31, 2002 resulted primarily from the generation of additional net operating loss carryforward.

As of December 31, 2002, the Company had federal and state net operating loss carryforwards of $81,244 and $84,449, respectively. As of December 31, 2001, the Company had federal and state net operating loss carryforwards of $57,087 and $59,086, respectively. The net operating loss carryforwards expire in various amounts starting in 2008 and 2010 for federal and state tax purposes, respectively. The utilization of the federal net operating loss carryforwards may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. If the Company's utilization of its net operating loss carryforwards is limited and the Company has taxable income which exceeds the permissible yearly net operating loss carryforward, the Company would incur a federal income tax liability even though its net operating loss carryforwards exceed its taxable income.

Additionally, as of December 31, 2002, the Company has federal research and development and orphan drug credit carryforwards of $6,476. The credit carryforwards expire in varying amounts starting in 2010.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

Years Ended December 31,	2002	2001	2000
United States federal tax at statutory federal income tax rate	**$ (8,396)**	$ (7,866)	$(4,621)
State taxes (net of federal benefit)	**(1,145)**	(993)	(642)
Change in valuation reserve	**12,269**	10,330	6,021
Research and development credit	**(3,033)**	(1,868)	(664)
Foreign withholding tax, net of federal benefit	**—**	—	264
Nondeductible expenses	**115**	279	—
Other nondeductible expenses	**190**	118	42
Provision for income taxes	**$ —**	$ —	$ 400



(In thousands, except share and per share amounts)

7. Notes Payable

On November 13, 1996, the Company entered into a Collaborative Funding Agreement ("CFA") with The North Carolina Biotechnology Center ("NCBC") and the Kenan Institute whereby NCBC agreed to loan the Company a total of $20. Loans made to the Company by NCBC under the CFA are to be used for specific research activities. All such loans are unsecured and bear interest at 8.25%, with principal and accrued interest payable on November 7, 2001. The Company had total borrowings from NCBC under the CFA of $20 as of December 31, 2000. The Company paid off the note in 2001.

8. Stockholders' Equity

At December 31, 2002, the Company was authorized to issue 60,000,000 shares of common stock with a par value of $0.001 per share and 2,000,000 shares of preferred stock with a par value of $0.001 per share.

On August 2, 2000, the Company's Registration Statement on Form S-1, as amended, registering 6,325,000 shares of common stock was declared effective by the Securities and Exchange Commission and permitted the Company to sell shares of common stock in its initial public offering ("IPO"). On August 8, 2000, the Company sold 5,500,000 shares of common stock at the IPO for $12.00 per share which resulted in proceeds to the Company of $66.0 million. On September 5, 2000, the Company sold an additional 825,000 shares of common stock at the IPO price of $12.00 per share pursuant to the exercise by the underwriters of their over-allotment option with respect to such shares, generating additional gross proceeds of $9.9 million. Total stock issuance costs related to the IPO and exercise of the over-allotment was $6.7 million.

At the IPO, all 26,684,666 shares of Series A preferred stock ("Series A Preferred"), Series B preferred stock ("Series B Preferred"), Series D preferred stock ("Series D Preferred") and Series E preferred stock ("Series E Preferred") converted into 15,248,361 shares of common stock at a 1-for-1.75 conversion ratio. The 375,000 shares of Series C preferred stock ("Series C Preferred") converted into 214,284 shares of common stock at a 1-for-1.75 conversion ratio plus an additional 6,438 shares of common stock were issued to the Series C preferred stockholders as a result of their antidilution protection. Additionally, 833,333 shares of Series G preferred stock ("Series G Preferred") converted into 476,190 shares of common stock plus an additional 52,808 shares of common stock were received by the Series G preferred stockholders in payment of accrued dividends of $634.

Common Stock

The holders of common stock shall be entitled to receive dividends from time to time as may be declared by the Board of Directors. The holders of shares of common stock are entitled to one vote for each share held with respect to all matters voted on by the shareholders of the Company.

Preferred Stock

There were no outstanding shares of preferred stock at December 31, 2002 and 2001.

Sales of Preferred Stock

In March 1995, the Company issued 8,388,679 shares of Series A Preferred to a group of venture capital investors at a price per share of $1.00 which resulted in proceeds to the Company of $8.3 million, net of offering costs of $100. In addition, bridge loans from the Series A Preferred investors totaling $811, including accrued interest, were converted into 811,321 shares of Series A Preferred, using a conversion price of $1.00 per share.

In June and September 1997, the Company issued 10,866,014 shares of Series B Preferred to a group of venture capital investors at a price per share of $1.20 which resulted in proceeds to the Company of $13.0 million, net of offering costs of $73.

In September 1998, the Company issued 375,000 shares of Series C Preferred to a strategic partner, Kissei Pharmaceutical Co. Ltd. ("Kissei"), at a price per share of $2.40 which resulted in proceeds to the Company of $900, in conjunction with entering into a collaboration agreement with Kissei relating to the development of INS365 Respiratory (See Note 10).

In December 1998, the Company issued 416,667 shares of Series D Preferred to Santen Pharmaceutical Company Ltd. ("Santen"), at a price per share of $3.60 which resulted in proceeds to the Company of $1.5 million, in conjunction with entering into a collaboration agreement relating to the development of diquafosol tetrasodium (INS365) (See Note 10).

In July and October 1999, the Company issued 6,201,985 shares of Series E Preferred stock to a group of venture capital investors at a price per share of $2.00 which resulted in proceeds to the Company of $11.4 million, net of offering costs of $998.

In December 1999, the Company issued 833,333 shares of Series G Preferred to Genentech, at a price per share of $12.00 which resulted in proceeds to the Company of $10.0 million in conjunction with entering into a collaboration agreement (See Note 10). The shares automatically converted into shares of the common stock upon the initial public offering at an exchange rate determined by dividing the total proceeds plus accrued and unpaid dividends by the initial offering price of the Company's common stock.

Dividends

Prior to the IPO, the holders of Series A Preferred, Series B Preferred, Series C Preferred and Series E Preferred were entitled to receive dividends equal to any dividends paid on common stock. The holders of Series G Preferred were entitled to cumulative dividends at the prime rate plus 1% of the Series G preferred preference amount calculated on a per share basis. There were no accrued Series G Preferred dividends at December 31, 2002 and 2001, respectively. All accrued Series G Preferred dividends for $634 were paid at the date of the IPO in the form of 52,808 common shares.

9. Options and Warrants

Options

During 1995, the Company adopted the 1995 Stock Plan, which provided for the grant of up to 1,005,714 options to directors, officers, employees and consultants. In April 1999, the Plan was amended and restated, and is now the Amended and Restated 1995 Stock Plan, as amended (the "Plan"). The option pool was increased to 5,228,571 shares on September 28, 2001 and to 6,428,571 shares on December 14, 2001. Under the Plan, both incentive and non-qualified stock options, as well as restricted stock, may be granted. The Board of Directors shall determine the term and dates of the exercise of all options at their grant date, provided that for incentive stock options, such price shall not be less than the fair market value of the Company's stock on the date of grant. At December 31, 2002, there were 2,040,461 stock option shares available for grant.

The maximum exercise terms for an option grant is ten years from the date of the grant. Options granted under the plan generally vest 25% upon completion of one full year of employment and on a monthly basis over the following three years. Vesting begins from the date of hire for new employees and on the date of grant for existing employees.

The following table summarizes the stock option activity for the Plan:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, December 31, 1999	1,474,518	$ 0.345
Granted	748,995	12.228
Exercised	(295,526)	(0.207)
Forfeited	(157,629)	(6.227)
Options outstanding, December 31, 2000	1,770,358	4.872
Granted	740,500	10.640
Exercised	(144,534)	(0.471)
Forfeited	(12,470)	(9.707)
Options outstanding, December 31, 2001	2,353,854	6.931
Granted	970,000	3.379
Exercised	(103,178)	(0.240)
Forfeited	(95,331)	(8.947)
Options outstanding, December 31, 2002	**3,125,345**	**$ 5.985**

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" requires the Company to disclose pro forma information regarding option grants made and warrants issued to its employees (See Note 2).

Preferred Stock Warrants

In connection with the capital lease agreement executed on October 13, 1995, the Company issued warrants which entitle the holder to purchase 165,000 shares of Series A Preferred with an exercise price of $1.00 per share. These warrants had an estimated fair value of $92 at the date of issuance which was deferred and is being amortized as an increase to interest expense over the term of the related lease agreement using the effective interest rate method. The warrants are exercisable prior to the fifth anniversary date of the Company's initial public offering.

In connection with an amendment on June 18, 1998 to increase the amount of equipment under the capital lease agreement executed on October 13, 1995, the Company issued warrants which entitle the holder to purchase 15,000 shares of Series B Preferred with an exercise price of $1.20 per share. These warrants had an estimated value of $7 at the date of issuance which was calculated using the Black-Scholes method in accordance with SFAS 123. This amount was deferred and is being amortized as an increase to interest expense over the term of the related lease agreement using the effective interest rate method. The warrants are exercisable prior to the fifth anniversary date of the Company's initial public offering.

In connection with additional amendments to increase the amount of equipment under the Company's capital lease agreement which were executed on February 8, 1999 and April 15, 1999, the Company issued warrants which entitle the holder to purchase 20,000 and 8,170 shares, respectively, of Series F Preferred stock ("Series F Preferred") with an exercise price of $2.40 per share. These warrants had an estimated fair value of $53 at their respective dates of issuance which was calculated using the Black-Scholes method in accordance with SFAS 123. These amounts were deferred and are being amortized as an increase to interest expense over

The following table summarizes information concerning options outstanding at December 31, 2002:

Price Range	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Options Exercisable
$ 0.123–$ 0.420	681,526	$ 0.257	5.49	678,415
$ 0.840–$ 2.760	669,562	2.244	9.46	150,030
$ 3.960–$ 7.810	659,000	4.924	9.32	73,435
$ 7.813–$12.000	647,493	10.911	7.85	399,629
$12.370–$16.630	404,764	13.388	8.21	181,308
$20.000–$20.000	63,000	20.000	7.80	34,457
	3,125,345	$ 5.985	8.03	1,517,274

(In thousands, except share and per share amounts)

the term of the related lease agreement using the effective interest rate method. The warrants are exercisable prior to the fifth anniversary date of the Company's initial public offering.

During 2001, 148,500 of the Series A Preferred stock warrants, 15,000 of the Series B Preferred stock warrants and 28,170 of the Series F Preferred stock warrants were exercised as 109,523 common stock shares based on the 1-for-1.75 IPO conversion ratio. During 2000, 16,500 of the Series A Preferred stock warrants were exercised and issued as 9,428 common stock shares based on the 1-for-1.75 IPO conversion ratio. At December 31, 2002, there were no outstanding Preferred stock warrants.

Common Stock Warrants

In connection with a consulting agreement, the Company issued 11,428 warrants on January 15, 1999 to purchase shares of the Company's common stock with an exercise price of $4.20 per share. The warrants had an estimated value of $3.00 per share at the date of issuance as calculated using the Black-Scholes model in accordance with SFAS 123. The warrants shall be exercisable prior to the tenth anniversary of the grant date.

In connection with the sale of the Series G Preferred and the collaboration agreement entered into with Genentech on December 17, 1999, the Company issued warrants which entitle the holder to purchase 253,968 shares of common stock with an exercise price of $7.88 per share. The warrants had an estimated value of $1.8 million at the date of issuance as determined using the Black-Scholes model which was deferred and recorded in other assets and was amortized to research and development expense over the period of the Company's research and development commitment. The warrants are exercisable prior to December 17, 2004.

In connection with the sale of stock to Genentech (see Note 10), the Company issued warrants on December 20, 2000 which entitle the holder to purchase 25,396 shares of common stock with an exercise price of $7.88 per share. The warrants had an estimated value of $577 at the date of issuance as determined using the Black-Scholes model, which was deferred and recorded as other assets and was amortized to research and development expense over the period of the Company's research and development commitment. The warrants are exercisable prior to December 17, 2004.

None of the common stock warrants have been exercised as of December 31, 2002.

Outstanding warrants to purchase the Company's common stock at December 31, 2002 are as follows:

Number of Warrants	Exercise Price
11,428	$4.20
279,364	$7.88

10. Collaboration Agreements

On September 10, 1998, the Company entered into a Joint Development, License and Supply Agreement (the "Kissei Agreement") with Kissei related to the development of INS365 Respiratory for all therapeutic respiratory applications, excluding sinusitis and middle ear infection, in Japan. INS365 Respiratory for respiratory therapeutic uses is licensed by the Company from UNC. Under the terms of the Kissei Agreement, Kissei will develop, commercialize, and market INS365 Respiratory in Japan. The Company maintains the right to manufacture and supply INS365 to Kissei. Kissei also has the first right to negotiate a license to particular $P2Y_2$ agonist that show utility as inhalation products for respiratory uses in Japan.

Upon the signing of the Kissei Agreement, Kissei purchased 375,000 shares of the Company's Series C Preferred for $900 or $2.40 per share. In addition, the Company received a non-refundable up-front license fee of $3.6 million which the Company recorded as license revenue over the term of its research and development commitment, which ended in November 2002 as a result of the termination of the agreement. Upon termination of the agreement, Kissei returned to Inspire all rights to INS365 Respiratory. During the term of the agreement Inspire received an aggregate of $7.2 million in equity, up-front, milestone and employee reimbursement payments from Kissei. The milestones and up-front payments are non-refundable.

On December 16, 1998, the Company entered into a Development, License and Supply Agreement (the "Santen Agreement") with Santen to complete the development of diquafosol tetrasodium (INS365) for the therapeutic treatment of ocular surface diseases. Santen received an exclusive license to diquafosol tetrasodium (INS365) in Japan, China, South Korea, the Philippines, Thailand, Vietnam, Taiwan, Singapore, Malaysia and Indonesia in the field. Under the terms of the Santen Agreement, Santen will develop, commercialize, and market diquafosol tetrasodium (INS365) in the geographical areas mentioned above. The Company retains the right to manufacture and supply diquafosol tetrasodium (INS365) in bulk drug substance to Santen.

Upon the signing of the Santen Agreement, Santen purchased 416,667 shares of the Company's Series D Preferred for $1.5 million or $3.60 per share. In addition, depending on whether all milestones under the Santen Agreement are met, the Company could receive milestone payments of up to $4.8 million. In addition, the Company will receive royalties on net sales on diquafosol tetrasodium (INS365) by Santen.

No milestone payments were received under the Santen Agreement during 2002 or 2001. During 2000, the Company received a milestone payment under the Santen Agreement of $500 based on achievement of a regulatory milestone by Santen.

The agreement will terminate when all patents licensed under the agreement have expired. Either Santen or the Company may terminate the agreement if the other materially breaches the agreement. In addition, the Company has the right to terminate the agreement at any time if the Company determines, subject to the coordinating committee's review and arbitration, that Santen has not made reasonably sufficient progress in the development or commercialization of products. If Santen breaches the agreement, or if the Company terminates the agreement because Santen has not made sufficient progress, Santen's license will terminate. Santen will provide the Company with all data and information relating to the Company's products, and will assign or permit it to cross-reference all regulatory filings and approvals.

On December 17, 1999, the Company entered into a Development, License and Supply Agreement (the "Genentech Agreement") with Genentech to jointly develop INS365 Respiratory and other related $P2Y_2$ agonists existing on the date of the Genentech Agreement for all human therapeutic uses for the treatment of respiratory tract disorders, including chronic bronchitis and cystic fibrosis, throughout the world, excluding Japan and the treatment of sinusitis and middle ear infection worldwide.

The Genentech Agreement provided that Genentech would pay the Company a non-refundable, non-creditable, up-front payment of $5.0 million upon execution, which the Company recorded as license revenue over the term of its research and development commitment, which ended in November 2001 as a result of the termination of the agreement.

Upon the signing of the agreement, Genentech purchased 833,333 shares of Series G Preferred for $12.00 per share or an aggregate purchase price of $10.0 million and Genentech was issued 253,968 warrants to purchase shares of the Company's common stock with an exercise price of $7.88 per share. In addition, upon the occurrence of certain milestone events, the Company was obligated to sell, and Genentech was obligated to purchase: (i) up to $2.0 million of the Company's common stock, at a per share price determined, using the 20-day trailing average close price of the Company's common stock as quoted on an established stock exchange, and (ii) Genentech would have been issued warrants for up to 50,793 shares of the Company's common stock at an exercise price of $7.88 per share.

On December 20, 2000, upon achievement of a technical milestone the Company sold 64,806 shares of common stock to Genentech at $15.40 per share and issued warrants which entitle the holder to purchase 25,396 shares of common stock with an exercise price of $7.88 (see Note 9).

On June 20, 2001, Genentech notified the Company that they were terminating the agreement, effective November 2001, and returned all rights for use of INS365 Respiratory and our other related $P2Y_2$ agonists at no charge. The decision to return the product rights was based on a strategic review by Genentech of its overall development portfolio. The Company received in excess of $16.0 million in equity and cash payments during the collaboration.

On September 12, 2000, the Company entered into a License Agreement (the "Kirin Agreement") with Kirin Brewery Company, Ltd., Pharmaceutical Division ("Kirin") to complete the development and commercialization of INS316 Diagnostic to aid in the diagnosis of lung cancer. Kirin received an exclusive license to INS316 Diagnostic in twenty-one Asian countries and regions ("the Territory") in the field. Under the terms of the Kirin Agreement, Kirin will develop, manufacture, commercialize, and market INS316 Diagnostic in the Territory.

Upon the signing of the Kirin Agreement, the Company received a non-refundable up-front license fee of $2 million which was initially deferred and is being recognized as license revenue ratably over the period of the Company's ongoing research and development commitment. In addition, depending on whether all milestones under the Kirin Agreement are met, the Company could receive milestone payments of up to $7 million based on clinical success. Upon commercialization, the Company will receive royalties on net sales of INS316 Diagnostic by Kirin within the Territory.

The agreement will terminate as to a product on the later of the 10th anniversary of the first commercial sale of the product or the date on which the sale of the product ceases to be covered by a licensed clause under the agreement. Either Kirin or the Company may terminate the agreement if the other materially breaches the agreement. In addition, Kirin has the right, by giving Inspire 180 days prior notice, to terminate the agreement at any time.

In June 2001, the Company entered into a Joint License, Development and Marketing Agreement ("the Allergan Agreement") with Allergan, Inc. ("Allergan") to develop and commercialize two novel therapeutic treatments for dry eye. Under the terms of the agreement, Allergan obtained an exclusive license to develop and commercialize diquafosol tetrasodium (INS365) worldwide, with the exception of Japan and nine other Asian countries covered by Inspire's agreement with Santen. In return, Inspire received an up-front payment of $5 million on execution of the agreement and has received a $3 million milestone payment. Inspire can also receive up to an additional $31 million in milestone payments assuming the successful completion of all the remaining milestones. The Company will also receive royalty payments from Allergan on sales, if any, of both diquafosol tetrasodium (INS365) and on Allergan's Restasis™ worldwide, excluding most larger Asian markets. In December 2002 Restasis™ was approved for sale by the FDA and Allergan has



(In thousands, except share and per share amounts)

indicated that it expects to launch Restasis™ in the United States in the second quarter of 2003. The Company will be entitled to receive royalties on sales of Restasis™ beginning one year after the launch. The Allergan Agreement also provides for potential co-promotion by Inspire of diquafosol tetrasodium (INS365) and Restasis™ and one or more of Allergan's other marketed products in the United States.

The Company has established a joint development committee with Allergan to oversee the joint development program and a joint commercial committee to establish the brand strategies and manage the relationship. Under the terms of the agreement, Inspire provides bulk active drug substance through the end of the Phase IIIb study for diquafosol tetrasodium (INS365). After Phase IIIb, Allergan is responsible for obtaining or manufacturing all of its bulk active drug substance requirements and for all commercial supply of product.

The Company is responsible for conducting, in collaboration with Allergan, the Phase III clinical trials for diquafosol tetrasodium (INS365) for dry eye and for United States new drug application ("NDA") filing and approval. Allergan is responsible for all other development activities under the agreement, including all development outside the United States and in their territories, and for ex-United States regulatory submissions, filings, and approvals relating to products. Allergan is responsible for all commercial costs except for the cost of Inspire's selling force in the United States should Inspire decide to exercise their co-promotion option. Allergan is required to use commercially reasonable efforts to conduct development, seek regulatory approvals and market and sell the products.

The Allergan Agreement will be in effect until all patents licensed under the agreement have expired, unless earlier terminated. Either Allergan or Inspire may terminate the agreement if the other materially breaches the agreement. In addition, Allergan has the right, by giving the Company 180 days prior notice, to terminate the agreement at any time. If Allergan breaches the agreement or terminates the agreement early, other than for Inspire's breach, Allergan's license will terminate. Allergan must provide Inspire all data and information relating to the Company's products, and Allergan must assign or permit Inspire to cross-reference all regulatory filings and approvals.

In October 2002, the Company entered a collaboration with Cystic Fibrosis Foundation Therapeutics ("CFFT"), a non-profit drug development affiliate of the Cystic Fibrosis Foundation, for the funding of a Phase II study in INS37217 Respiratory for the treatment of cystic fibrosis. Under the agreement CFFT agreed to provide the majority of funding of external costs for a Phase II trial of INS37217 Respiratory in exchange for post-commercialization milestone payments. As of December 31, 2002, no funding has been provided. In the event of FDA approval, the Company has agreed to pay CFFT, over a period of six years, an amount equal to a multiple of the total of the costs paid by CFFT plus an agreed upon mark-up, which payment could, in the aggregate, exceed $10 million. Additionally, in the event aggregate sales of the product exceed an agreed upon level during the six year period following receipt of FDA approval, the Company has agreed to pay CFFT an additional four million dollars, payable over two years.

The agreement will terminate no later than the expiration of all payment obligations under the agreement. Either CFFT or the Company may terminate the agreement if the other materially breaches the agreement.

11. License Agreement

On March 10, 1995, the Company licensed the rights to the patent for a Method of Treating Lung Disease with Uridine Triphosphates which covers INS316 Diagnostic from UNC. In connection with this license agreement, the Company paid $65 in license initiation fees and issued 297,714 shares of common stock with an estimated value at the date of issuance of $36 or $0.12 per share and has agreed to make milestone payments totaling up to $1.0 million. The Company reached one such milestone in 1997 and made the milestone payment of $500 in the same year. A $10 milestone payment was made during each of 2002 and 2001.

On September 1, 1998, the Company licensed the rights to the patents for a Method of Treating Cystic Fibrosis with Dinucleotides, a Method of Treating Bronchitis with Uridine Triphosphates and related compounds, and a Method of Treating Ciliary Dyskinesia with Uridine Triphosphates and related compounds, which cover INS365 Respiratory, from UNC. In connection with this license agreement, the Company paid $15 in license initiation fees and issued 28,572 shares of common stock with an estimated value at the date of issuance of $90 or $3.15 per share and has agreed to pay milestone payments totaling $160. The Company made milestone payments of $5 during each of 2002 and 2001.

In January 2002, the Company licensed the rights to the patent for Composition and Method for Initiating Platelet Aggregation from UNC. In connection with this license agreement, the Company paid $25 in license initiation fees and has agreed to pay milestone payments totaling $50.

If the Company fails to meet performance milestones relating to the timing of regulatory filings or pay the minimum annual payments under it's respective UNC licenses, UNC may terminate the applicable license.

In connection with the license agreements with UNC, the Company has agreed to pay royalties based on net sales of certain Licensed Products (as defined in the license agreements).

The Company enters into sponsored research and development and clinical trial agreements with UNC on an annual basis whereby direct and indirect costs, as defined, are reimbursed by the Company.

12. Commitments

The Company is obligated under a master capital lease for furniture, equipment, and computers. Each lease term under the master lease agreement expires between 30 to 48 months from the date of inception.

The Company also has several non-cancelable operating leases, primarily for office space and office equipment, that extend through January 2009 and are subject to certain voluntary renewal options. Rental expense for operating leases during 2002, 2001, 2000 and for the cumulative period from inception (October 28, 1993) to December 31, 2002 was $376, $319, $186 (net of sublease rentals $11), and $1,491 (net of sublease rentals of $108), respectively.

Future minimum lease payments under capital and non-cancelable operating leases with remaining lease payments as of December 31, 2002 are as follows:

Year Ending December 31,	Capital Leases	Operating Leases
2003	$338	$ 319
2004	215	303
2005	—	307
2006	—	290
Thereafter	—	21
Total minimum lease payments	553	$1,240
Less amount representing interest	48	
Present value of net minimum capital lease payments	505	
Less current portion of capital lease obligations	301	
Capital lease obligations, excluding current portion	$204	

The Company has contractual commitments or purchase arrangements with various clinical research organizations, manufacturers of drug product and others. Most of these arrangements are for a period of less than 12 months. The amount of the Company's financial commitments under these arrangements totals approximately $7,908 at December 31, 2002.

During 2001, the Company signed a letter of intent to enter into an equipment financing agreement under which the Company can borrow up to $1.5 million to finance the purchase of scientific and other equipment. At December 31, 2002, $0 was outstanding under this agreement.

13. Employee Benefit Plan

The Company has adopted a 401(k) Profit Sharing Plan ("the 401(k) Plan") covering all qualified employees. The effective date of the 401(k) Plan is August 1, 1995. Participants may elect a salary reduction of 1% to the IRS allowed maximum as a tax-deferred contribution to the 401(k) Plan. Modifications of salary reductions can be made quarterly.

The 401(k) Plan permits discretionary employer contributions. If employer discretionary contributions are implemented, participants will begin vesting 100% immediately in such contributions.

In 2002 and 2001 the Company elected a safe harbor contribution at 3.0% of annual compensation. These safe harbor contributions total $149, $147, $0, and $296 for the years ended December 31, 2002, 2001, 2000 and the period from inception (October 28, 1993) to December 31, 2002, respectively. All Company safe harbor contributions vest 100% immediately.

14. Quarterly Financial Data (unaudited)

2002	**First**	**Second**	**Third**	**Fourth**	**Total**
Revenue:					
Collaborative research agreements	**$ 1,083**	**$ 1,350**	**$ 1,350**	**$ 1,100**	**$ 4,883**
Net loss available to common stockholders	**(4,759)**	**(5,949)**	**(5,466)**	**(8,519)**	**(24,693)**
Net loss per common share—basic and diluted	**$ (0.18)**	**$ (0.24)**	**$ (0.21)**	**$ (0.33)**	**$ (0.96)**

2001	First	Second	Third	Fourth	Total
Revenue:					
Collaborative research agreements	$ 1,405	$ 1,404	$ 2,238	$ 2,238	$ 7,285
Net loss available to common stockholders	(5,238)	(5,908)	(4,916)	(7,073)	(23,135)
Net loss per common share—basic and diluted	$ (0.20)	$ (0.23)	$ (0.19)	$ (0.28)	$ (0.90)



Common Stock Information

The Company's Common Stock has been traded on the Nasdaq National Market® under the symbol "ISPH" since August 3, 2000. The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Common Stock of the Company on the Nasdaq National Market®.

2001 Quarter	High	Low
1st	$24.31	$6.00
2nd	$15.22	$6.63
3rd	$13.72	$6.99
4th	$15.17	$8.00

2002 Quarter	High	Low
1st	$16.29	$2.01
2nd	$ 4.50	$2.05
3rd	$ 4.20	$2.86
4th	$ 9.79	$2.71

As of January 31, 2003, there were 103 record stockholders and approximately 2,665 beneficial stockholders of our Common Stock. On January 31, 2003, the last sale price reported on the Nasdaq National Market® for our Common Stock was $12.81 per share.

The Company has neither paid nor declared dividends on its Common Stock since its inception and does not plan to pay dividends in the foreseeable future. Any earnings that the Company may realize will be retained to finance the growth of the Company.







Management Team:
Left to right: Donald Kellerman, Pharm.D., Richard Evans, Ph.D., Benjamin R. Yerxa, Ph.D., Mary Bennett, Gregory J. Mossinghoff, Christy L. Shaffer, Ph.D., *Not pictured:* Joseph K. Schachle, rejoined Inspire in January 2003



Corporate Information



Board of Directors:
Left to right: W. Leigh Thompson, M.D., Jesse I. Treu, Ph.D., Richard C. Boucher, M.D., Christy L. Shaffer, Ph.D., Kip Frey, Gregory J. Mossinghoff, H. Jeff Leighton, Ph.D.

Shareholder Information:
Contact Inspire at 919 941 9777 to obtain shareholder information and a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, free of charge.

Annual Meeting:
The Annual Meeting of Shareholders will be held on Monday, June 9, 2003 at 9:00 am Eastern time at the Wentworth Mansion, Charleston, SC. Shareholders are cordially invited to attend.

Independent Accountants:
PricewaterhouseCoopers LLP
150 Fayetteville Street Mall
Suite 2300
Raleigh, NC 27601
919 755 3000

Corporate Counsel:
Reed Smith LLP
Princeton Forrestal Village, Suite 250
136 Main Street
Princeton, NJ 08543
609 987 0050

Board of Directors:

W. Leigh Thompson, M.D., Ph.D.
Chairman
Chief Executive Officer
Profound Quality Resources, Ltd.

Richard C. Boucher, M.D.
William R. Kenan Professor of Medicine, and Director of the Cystic Fibrosis/ Pulmonary Research and Treatment Center at the University of North Carolina at Chapel Hill School of Medicine

H. Jeff Leighton, Ph.D.
(Director from 1995 to January 2003)
President and Chief Executive Officer
BioDesign

Christy L. Shaffer, Ph.D.
Chief Executive Officer
Inspire Pharmaceuticals, Inc.

Jesse I. Treu, Ph.D.
Managing Member
Domain Associates, L.L.C.

Gregory J. Mossinghoff
President
Inspire Pharmaceuticals, Inc.

Kip Frey
Professor of the Practice of Entrepreneurial Management and Law, Duke University

Gary D. Novack, Ph.D.
(Director since January 2003)
President
Pharma•Logic Development, Inc.

Corporate Officers:

Christy L. Shaffer, Ph.D.
Chief Executive Officer

Gregory J. Mossinghoff
President

Donald Kellerman, Pharm.D.
Senior Vice President, Development

Benjamin R. Yerxa, Ph.D.
Vice President, Discovery

Richard Evans, Ph.D.
Vice President,
Pharmaceutical Development

Mary Bennett
Vice President,
Operations and Communications

Joseph K. Schachle
Vice President,
Marketing and Sales

Corporate Information:

Inspire Pharmaceuticals, Inc.
4222 Emperor Boulevard
Suite 470
Durham, NC 27703
www.inspirepharm.com
919 941 9777
Fax 919 941 9797

Securities Information:
Exchange: Nasdaq National Market®
Symbol: ISPH

Transfer Agent:
Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, CO 80401

Designed by Curran & Connors, Inc. / www.curran-connors.com


INSPIRE
PHARMACEUTICALS, INC.

4222 Emperor Boulevard, Suite 470

Durham, North Carolina 27703

919 941 9777

www.inspirepharm.com